Exhibit 8.1

List of Subsidiaries

Name of company	Country of incorporation or establishment	Attributable equity interest held
Amira Nature Foods Ltd (“Amira Mauritius”)	Mauritius	100% by ANFI

Amira I Grand Foods Inc.	British Virgin Islands	100% by Amira Mauritius

Amira Pure Foods Private Limited (“Amira India”)	India	80.4% by Amira Mauritius

Amira I Grand Foods Inc.	United States	100% by Amira India

Amira Food Pte. Ltd.	Singapore	100% by Amira India

Amira C Foods International DMCC	UAE	100% by Amira India

Amira Foods (Malaysia) SDN. BHD.	Malaysia	100% by Amira Food PTE Ltd.

Basmati Rice GmbH	Germany	100% by Amira C Foods International DMCC

Basmati Rice North America LLC	United States	100% by Amira C Foods International DMCC

Amira G Foods Limited	United Kingdom	100% by Amira C Foods International DMCC

Amira Ten Nigeria Limited	Nigeria	100% by Amira C Foods International DMCC